

Mail Stop 4631

February 3, 2017

Via E-mail
Benjamin Ridding
Chief Executive Officer
Global Cosmetics, Inc.
Pavilion 96, Kensington High Street
Kensington, London, W8 4SG

> **Re: Global Cosmetics, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 23, 2017**
> **File No. 333-211050**

Dear Mr. Ridding:

We have reviewed your registration statement and have the following comments.

Dilution, page 21

1. We note your updated disclosures on page 22 that the net tangible book value per share of your existing stockholders will be increased by $0.0114 per share without any additional investment on their part as a result of this offering. Furthermore, we note that your disclosure on page 21 indicates that the net tangible book value as of September 30, 2016 after the offering would be $134,574. Please update that amount to reflect that the net tangible book value after the offering as of September 30, 2016 would be $124,574 consistent with what is reflected in your scenario disclosures on page 22. Furthermore, based on our recalculations, the existing shareholders would receive an increase of $0.0308 in their book value per share. Our recalculation is based on adding the final book value per share of $0.0093 per share after the offering to the existing book value per share of ($0.0215) as of September 30, 2016. Please revise or advise.

2. We note your updated scenario disclosures on page 22 assuming a 25% offering. It appears the net tangible book value after the offering would be ($55,426) in this circumstance. Please explain or revise the calculations based on this amount.

Item 16. Exhibits, page 41

3. We note your response to our comment number 3 from our letter dated January 23, 2017. Please include an updated auditor's consent that reflects the correct audit opinion date and related report for the audit of the consolidated balance sheet of Global Cosmetics,

Inc. as of September 30, 2016 and September 30, 2015 and the related statement of operations, stockholders' deficit and cash flows for the period from inception, September 17, 2015 to September 30, 2015 and for the year ended September 30, 2016 as an exhibit in your next amendment. Refer to Item 601 of Regulation S-K.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Steven J. Davis, Esq.